[Letterhead of Puglisi & Associates]


April 10, 2001

Securities and Exchange Commission
Attn: Michael J. Shaffer
450 Fifth Street, N.W.
Washington D.C. 20549

Re:  ABC TrENDS Trust
     Registration Statement on Form N-2, File Nos. 333-69745 and 811-9175


Dear Mr. Shaffer:

     Pursuant to Rule 477 of the Securities Act of 1933, ABC TrENDS Trust, a Delaware business trust (the "Trust") hereby requests the withdrawal of its Registration Statement on Form N-2, File Nos. 333-69745 and 811-9175 originally filed with the Securities and Exchange Commission (the "Commission") on December 24, 1998. The withdrawal is based on a request made by the Commission to decide upon the future of the Registration Statement.

     In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention. Acknowledgment will occur via the E-mail address provided with the EDGAR filing as well as faxed transmission acceptance to the Trust. If you have any questions with respect to this matter, please call either Gerhard Radtke of Davis Polk & Wardwell at (212) 450-4341 or Daniel Budofsky of the same firm at (212) 450-4907.

Very truly yours,



/s/ Donald J. Puglisi
--------------------------------------------
Donald J. Puglisi
Trustee
ABC TrENDS Trust
Phone: (302) 738-6680
Fax: (302) 738-7210

cc: Daniel Budofsky, Davis Polk & Wardwell
    Gerhard Radtke, Davis Polk & Wardwell